

PRESS RELEASE

Ref.: File no. 82-4025

Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

August 31, 2010

Globex Acquires a Manganese-Iron Asset in New Brunswick

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to inform shareholders that it has acquired 100% interest in a block of 28 claims covering 588 hectares and a strike length of 6 km in the Woodstock area of New Brunswick.

The claim block covers a horizon of historic manganese-iron mineralization which was previously mined at a small scale for the iron content and is an extension of the horizon containing the historical Plymouth and North and South Hartford manganese-iron zones to the south.

The property covers the Iron Ore Hill, Moody Hill and Sharp Farm manganese-iron zones which have reported historical, non NI 43-101 resources reported as 25 million tons, 10 million tons and 8 million tons respectively and possibly the northern end of the South Hartford zone (50 million tons). The resource figures are based upon work by Strategic Materials Corporation (Stratmat) done in 1957 and reported in "The Mandate Project, Woodstock, N.B." dated December 17, 1969 by W.J. Wark available in New Brunswick Government files (Note: A Report by K.O.J. Sidwell titled "The Woodstock, N.B., Iron-Manganese Deposits" published in 1957 also states that the South Hartford deposit contains 50 million tons of manganese-iron mineralization). The resource figures should not be relied upon as Globex staff does not have access to the historical data required to in part, validate the reported resource.

Globex became interested in manganese following a call from a shareholder who suggested that since we already had much of the Periodic Table of the Elements, we should consider acquiring manganese due to the lack of a North American producer and its absolute necessity in the production of steel. We studied a number of manganese occurrences and acquired the present land package after receiving the results of the analysis of two large select samples from the Iron Ore Hill Zone which returned 41.41% and 42.86% manganese oxide (MnO). The first sample was analysed by Activation Laboratories of Ancester, Ontario and the second by the Mineral Engineering Center of Dalhousie University in Halifax, Nova Scotia. Subsequently, a series of 66 semi continuous chip samples ranging from 1 to 2 metres in width each were taken along a public road near the Iron Ore Hill Zone. The sample assays ranged from a low 1.09% MnO to a high of 26.15% MnO with several sizeable continuous sections in the +15% MnO and above range. Iron Oxide (Fe_2O_3) content ranged from a low of 7.74% to a high of 33.27% Fe_2O_3 with the higher iron assays in many cases corresponding with the higher MnO values.

Historically, nearby deposits such as those found in the geological formation which traverses Globex's property grade approximately 10% MnO and 17% Fe_2O_3.

Considering the strategic nature of manganese, the lack of a North American source and the location of the deposit near skilled labour and rail and highway access, we believe the property warrants a modern approach especially in regard to new hydrometallurgical applications.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3



For further information, con

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com